unaxis

82-34643 making IT possible

Rule 12g3-2(b) File ~~No. 82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024702

SUPPL

Tel. Nr. Filing desk 202 942 80 50

Date April 27, 2004
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

dw 5/4

Enclosure

- **First quarter 2004: Unaxis records 55 percent increase in orders received and 28 percent higher sales in comparison to prior-year period**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190

making IT possible

Media release

First quarter 2004: Unaxis records 55 percent increase in orders received and 28 percent higher sales in comparison to prior-year period

Pfäffikon SZ, April 27, 2004 – The ongoing recovery in IT markets, particularly in the Asian region, had a favorable impact on the course of business at Unaxis during the first quarter of 2004. The company received orders totaling CHF 579 million, a 55 percent increase over the comparable prior-year period. This gratifying flow of orders testifies to the competitiveness of Unaxis' product portfolio. Sales also rose in comparison to the previous year. The 28 percent gain to CHF 469 million was mainly attributable to the Asian region, where the company recorded a significant 64 percent increase in revenues, which now represent a 46 percent share of Unaxis' total sales. In comparison to the previous quarter, the volume of incoming orders remained at a high level but slightly lagged the total for the fourth quarter of 2003, which was driven by several large-scale orders. On the other hand, total sales witnessed a modest increase versus the previous quarter. Fierce competition as well as persistent weakness in the US dollar continued to put pressure on margins.

Semiconductor Equipment segment:
Renewed year-on-year increase in orders received and sales

Yet again in the first quarter of 2004, the Semiconductor Equipment segment enjoyed increasing demand for semiconductor production systems. In comparison to the comparable prior-year quarter, the value of orders received surged by 155 percent to CHF 220 million. Sales totaling CHF 163 million stood 47 percent higher than in the previous year. Thanks to its leading technology, the Wafer Processing division booked a significant number of orders for the MASK ETCHER and was also able to benefit from growing demand for etching systems used in the telecommunications industry. Business activities continued to develop favorably at the Assembly & Packaging (ESEC) division, which once again received high-volume orders for die bonding equipment and concluded initial follow-up sales of the "Tsunami" wire bonder. The division also managed to win a major order for flip chip bonders from a Taiwanese customer. The Display Technology

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

division received significant orders yet again in the first quarter of 2004, among others initial bookings for the latest Generation 7 PVD systems used in the production of large-surface flat panel TV screens. Due to the two large-scale orders it received during the fourth quarter of 2003, Display Technology's first-quarter bookings stood 27 percent lower on a quarterly basis. Nonetheless, the entire segment saw its total sales increase by 25 percent in comparison to the previous quarter.

Data Storage Solutions segment:
Significant year-on-year rise in sales

The CHF 66 million worth of orders received by the Data Storage Solutions segment during the first quarter of 2004 represented an 11 percent decrease in comparison to the extremely strong bookings recorded in the prior-year period. However, its total sales rose an impressive 89 percent to CHF 66 million. This positive course of business is mainly attributable to strong demand for production systems used to manufacture rewritable data storage media (DVD RW). Also, the segment received additional orders for the DVD R production line that was developed in collaboration with Mitsubishi Chemicals, as well as for its new DVD-9 line. In comparison to the previous quarter, Data Storage Solutions registered a 3 percent increase in orders received, while its total sales declined by 17 percent.

Coating Services segment:
Renewed increase in sales and gratifying progress achieved in growth markets

The Coating Services (Balzers) segment put in a solid Q1 2004 showing. Its sales rose to CHF 88 million, representing a 13 percent increase year-on-year and 9 percent in comparison to the previous quarter. The segment's favorable course of business was mainly attributable to its heightened degree of market penetration in Asia and South America, as well as to the fine results achieved in its equipment business.

Vacuum Solutions segment:
Orders and sales rise again in comparison to previous year

In comparison to Q1 2003, orders received by the Vacuum Solutions (Leybold Vacuum) segment during the first three months of 2004 increased by 6 percent to CHF 94 million,

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

while sales rose 9 percent to the CHF 91 million level. In particular, the segment's turbo-molecular pumps and new "ScrewLine" dry fore-vacuum pumps witnessed favorable developments in the market this past quarter. Compared to the previous quarter, order flows remained essentially unchanged and sales improved by a slight margin.

Components and Special Systems segment:
Clearly stronger order flow versus previous year

The Components and Special Systems segment booked CHF 112 million worth of orders, representing a significant 147 percent year-on-year increase. Sales also rose in comparison to Q1 2003 by 8 percent and amounted to CHF 62 million. Above all, the Optics division enjoyed continuing strong Asian demand for its front- and rear-projection optical components, as well as favorable trends in its "Lighting & Sensors" and "Instrumentation" business areas. The Space Technology division was able to win development contracts from ESA for the new VEGA launch vehicle and SMOS Earth-observation project. In comparison to the previous quarter, orders received by the segment exceeded the already strong fourth quarter of 2003. Total sales eased, however, due to the postponement of orders on hand at Space Technology (Contraves Space).

Outlook for 2004
Continuing favorable market trends anticipated

From today's vantage point, it would appear that the market will continue to develop favorably, particularly in Asia. For 2004, further buoyant demand is expected at the Semiconductor Equipment and Data Storage Solutions segments. Given a sustained economic recovery, the Coating Services, Vacuum Solutions and Components and Special Systems segments should also continue to develop favorably. However, particularly for the Semiconductor Equipment segment, the otherwise positive market dynamic stands in direct contrast to relentless margin pressure that is being exacerbated by the weak US dollar. Going forward, the markets in which Unaxis is active will to the greatest extent remain cyclical, but the company is meeting the related challenges through its increased flexibility to make rapid adjustments to production capacity.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Attachment: Key figures tables

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its five Segments: Semiconductor Equipment (production systems for semiconductors and flat-panel displays); Data Storage Solutions (production systems for data storage devices); Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); and Components and Special Systems (optical components and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1.610 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 81 subsidiaries in 25 countries.

Key figures Q1 2004: Consolidated total

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Total Unaxis Corporation						
Orders received	**579**	1'788	642	383	389	374
Sales	**469**	1'610	462	388	394	366
Orders on hand	**692**		575	406	413	417

Key figures Q1 2004: Semiconductor Equipment segment

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received						
Wafer Processing	**49**	179	78	27	31	43
Assembly & Packaging (ESEC)	**87**	200	81	44	33	42
Display Technology	**84**	183	140	33	8	2
Total	**220**	562	299	104	73	86

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales						
Wafer Processing	**36**	161	47	43	42	30
Assembly & Packaging (ESEC)	**82**	165	59	29	36	41
Display Technology	**46**	94	25	12	16	41
Total	**163**	420	131	85	94	111

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand						
Wafer Processing	**82**		66	37	54	63
Assembly & Packaging (ESEC)	**54**		47	27	14	18
Display Technology	**191**		153	38	17	25
Total	**327**		267	102	84	106

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures Q1 2004: Data Storage Solutions segment

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	**66**	293	64	58	98	74

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**66**	293	80	88	90	35

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand	**52**		52	70	99	92

Key figures Q1 2004: Coating Services (Balzers) segment

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	**88**	315	81	75	82	78

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**88**	315	81	75	82	78

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand	**0**		0	0	0	0

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures Q1 2004: Vacuum Solutions (Leybold Vacuum) segment

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	**94**	365	94	84	99	88

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**91**	345	89	88	86	83

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand	**55**		51	47	51	37

Key figures Q1 2004: Components and Special Systems segment

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received						
Optics	**70**	160	62	43	27	28
Space Technology (Contraves Space)	**43**	83	40	17	9	17
Total	**112**	243	103	60	35	45

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales						
Optics	**52**	124	44	32	23	25
Space Technology (Contraves Space)	**10**	104	36	19	16	32
Total	**62**	228	80	51	39	57

in CHF million	2004	2003				
	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders on hand						
Optics	**80**		61	45	34	31
Space Technology (Contraves Space)	**177**		144	141	143	150
Total	**258**		205	185	177	181

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com